

Mail Stop 4631

February 22, 2010

By U.S. Mail and Facsimile

Mr. Michael B. Clauer
Chief Financial Officer
BWAY Holding Company
8607 Roberts Drive, Suite 250
Atlanta, GA 30350-2237

> **Re: Form 10-K for the Fiscal Year Ended September 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **BWAY Holding Company: File No. 001-33527**
> **BWAY Corporation: File No. 001-12415**

Dear Mr. Clauer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 27, 2009

Item 6 – Selected Financial Data, page 20

1.   We note that you present four non-GAAP measures within Item 6 of your Form 10-K. Please address each of the following points in future filings:

- We note that you exclude items you characterize as being "non-recurring" in footnote 18 on page 23. However, we further note that you have recognized restructuring and impairment charges in all five fiscal years presented. In future filings, please ensure that your explanation of all the adjustments being made to net income, as determined in accordance with US GAAP, and the purpose of the measures are properly characterized. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

- For each of the four non-GAAP measure presented, please include, with equal or greater prominence, the most directly comparable financial measure(s) calculated and presented in accordance with US GAAP. For those measures that are presented as liquidity measures in addition to performance measures, the three major categories of the statement of cash flows should be presented. Refer to Item 10(e)(1)(i) of Regulation S-K. For additional guidance, please also refer to Questions 102.06, 103.01 and 103.02 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

- We note your presentation of the ratios total debt / Adjusted EBITDA and Adjusted EBITDA / Cash paid for interest. Please include disclosure that explains the purpose for the presentation of these two measures, including why the measures provide useful information to investors. Please note that if these two measures are being presented for debt covenant purposes, the actual measure, as defined in the credit agreement, should be presented. In this regard, we note your statement that Adjusted EBITDA differs from "Consolidated EBITDA", as defined in your credit agreement and the indenture governing the notes, and is used to calculate the financial ratios included in your debt covenants. For additional guidance on providing investors with information regarding material terms of credit agreements, please refer to the guidance in Section 501.13.c. of the Financial Reporting Codification and Question 102.09 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 36

2. In future filings, given the significance of your long-term debt containing financial covenants, please consider including the actual ratios for the consolidated interest coverage ratio and the consolidated total leverage ratio in addition to the minimum/maximum ratios as of the most recent balance sheet date. Such a presentation will allow investors to more easily understand your current ability to meet, and continue to meet, your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Critical Accounting Policies, 41
Goodwill and Other Intangible Assets, page 41

3.   In future filings, to the extent that any of your reporting units have estimated fair
        values that are not substantially in excess of their carrying value, and goodwill for
        these reporting units, in the aggregate or individually, could materially impact
        your operating results, please provide the following disclosures for each reporting
        unit:

        • Identify the reporting unit.
        • The percentage by which fair value exceeds carrying value as of the most-
          recent step-one test.
        • The amount of goodwill allocated to the reporting unit.
        • A description of the assumptions that drive the estimated fair value.
        • A discussion of any uncertainties associated with the key assumptions. For
          example, to the extent that you have included assumptions in your discounted
          cash flow model that deviate from your historical results, please include a
          discussion of these assumptions.
        • A discussion of any potential events, trends and/or circumstances that could
          have a negative effect on estimated fair value.
        • Any other material and useful information you gather and analyze regarding
          the risks of recoverability of your goodwill.

        If you have determined that estimated fair values substantially exceed carrying
        values for all of your reporting units, please disclose that determination. Refer to
        Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial
        Reporting Codification for guidance.

Item 8 – Financial Statements and Supplementary Data, page 45

Note 14 – Employee Benefit Obligations, page 78

4.   In future filings, please disclose the amounts you have recognized in your balance
        sheet for the funded status of your pension and postretirement benefit plans,
        showing separately the assets and current and noncurrent liabilities recognized.
        See paragraph c. of FASB ASC 715-20-50-1 for guidance.

Note 17 – Commitments and Contingencies, page 85
Litigation, page 86

5.   We note that one of your subsidiaries is involved with several lead-related
        personal injury cases. We further note your statements that you expect additional
        litigation to be filed against your subsidiary and that the resolution of these cases
        may have a material adverse effect on your financial position, results of

operations, and/or cash flows. In SAB Topic 5:Y, we state that we believe certain contingencies are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of related liabilities are necessary to prevent the financial statements from omitting important information and to fully inform readers regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity. As such, please revise your disclosure in future filings to fully address the following:

- The period when the subsidiary first became involved in the lead-related personal injury cases.
- A rollforward of number of claims for each of the periods presented that includes, at a minimum, new actions/suits, settlements, and dismissals.
- The amount or range of amounts claimed for each period presented and the average costs per settled case.
- The aggregate legal fees and expenses incurred and the aggregate settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications/insurance coverage.
- Any additional information management believes would be useful for investors to understand the underlying risks of the contingent liability.

Refer to Question 2 of SAB Topic 5:Y for guidance. Please provide us with the disclosures you intend to include in future filings.

Note 19 – Supplemental Guarantor Subsidiaries Information, page 89

6.   In future filings, please revise your disclosure of the guarantor subsidiaries to state that the subsidiaries are 100% owned by the parent company, if correct. Please also include this disclosure in the footnotes to your financial statements included in your quarterly reports. Refer to Rule 1-02(aa) of Regulation S-X and Rule 3-10(f)(1) of Regulation S-X (FASB ASC 470-10-S99-1) for guidance.

Item 9A – Controls and Procedures, page 102

7.   We note your statement that a "control system, no matter how well designed and operated, can only provide reasonable assurance, and not absolute assurance, that the objectives of the controls system are met." In future filings, please revise this disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance for your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and

Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

* * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tracey Houser, Senior Staff Accountant, at (202) 551-3736 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant